Exhibit 23

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-61198) pertaining to The TRW Employee Stock Ownership and Savings Plan of our report dated June 19, 2002, with respect to the financial statements and schedule of The TRW Employee Stock Ownership and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
June 26, 2002